UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of August 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, August 7, 2008

Results at June 30, 2008

Strong business momentum, increase in cash flow from operations and action plan targeting improved profitability

Consolidated revenue(1): €18,091.7 million at June 30, 2008,
+17.0% at current exchange rates (+19.5% at constant exchange rates)

Cash flow from operations (2): €2,163.2 million at June 30, 2008 versus
€2,009.3 million at June 30, 2007, +7.7% at current exchange rates (+10.1% at constant exchange rates)

Operating cash flow: €2,151.0 million at June 30, 2008
versus €2,012.4 million at June 30, 2007, +6.9% at current exchange rates

(+9.3% at constant exchange rates)

Recurring operating income: €1,300.1 million at June 30, 2008 versus €1,235.8 million, +5.2% at current exchange rates

(+7.6% at constant exchange rates)

Net income: €500.5 million at June 30, 2008
versus €493.0 million at June 30, 2007, +1.5%

Recurring net income: +3.2%

Net earnings per share(3): €1.09 at June 30, 2008 versus €1.21 at June 30, 2007,

a decline of 10%

“Efficiency Plan 2010”: €400 million in savings

Asset disposal program: at least €1.5 billion in asset disposals between now and the end of 2009

Continued increase in the dividend per share: +10%(4)

“The half-year results demonstrate strong growth in revenue and a good resilience of operating performances. In view of these results and in order to adapt to the generally constrained and uncertain economic environment, Veolia Environnement has committed to taking additional measures, in particular with respect to cost reductions and the disposal of assets with the aim of improving the level of profitability of the businesses and to achieve an after-tax return on capital employed targeted at over 10% by 2010,” stated Veolia Environnement Chairman and Chief Executive Officer Henri Proglio.

(1) Revenue from ordinary activities in IFRS

(2) Cash flow from operations = EBITDA

(3) Diluted by options

(4) Dividend paid in 2009 for the 2008 fiscal year and subject to the approval of the May 7, 2009 Shareholders Meeting.

RESULTS AT JUNE 30, 2008

Veolia Environnement Group	At 6/30/2008 (€m)	At 6/30/2007 (€m)	% change 2008/2007	Of which internal growth	Of which external growth	Of which currency effect
Revenue	18,091.7	15,461.6	17.0%	11.1%	8.4%	-2.5%

Revenue

Veolia Environnement’s consolidated revenue at June 30, 2008, was €18,091.7 million, up 17.0% (+19.5% at constant exchange rates), versus €15,461.6 million at June 30, 2007. Internal growth of 11.1% was driven by the strong commercial development of the Company and boosted by the start-up of construction contracts in the Water division. The increase of energy prices within the Energy division contributed approximately €189 million in revenue.

External growth of 8.4% was primarily led by the contribution from acquisitions completed by Veolia Environmental Services (the waste management division) in Germany, Italy and France (for a total revenue contribution of €718 million euros), by Veolia Energy in the United States (revenue contribution of €172 million euros) and Veolia Water mainly in the United Kingdom and Japan (for a total revenue contribution of approximately €148 million euros).

The share of recorded revenue outside France totaled €10,416.2 million, or 57.6% of the total at June 30, 2008 versus 54.5% at June 30, 2007. The share of recorded revenue within the Euro-zone was 58.6% at June 30, 2008.

The net negative impact of foreign exchange rates on revenue was €391.3 million. This included a negative impact of €426.1 million linked to the depreciation of the US dollar (-€195.3 million), the pound sterling (-€194.6 million), the Korean won and the Chinese yuan against the euro. This negative impact was partially offset by the appreciation of certain European currencies against the euro.

Income

Veolia Environnement's operating cash flow (before tax and interest expenses) amounted to €2,151.0 million at June 30, 2008, versus €2,012.4 million at June 30, 2007, an increase of 6.9% (+9.3% at constant exchange rates). Recurring operating income grew 7.6% at constant exchange rates (5.2% at current exchange rates), reaching €1,300.1 million. Operating income increased 2.7% at current exchange rates (up 5% at constant exchange rates), to €1,305.7 million at June 30, 2008 versus €1,271.8 million at June 30, 2007.

Cash flow from operations and the recurring operating income were supported by the growth in revenue. The growth rate of these indicators was nevertheless below that of revenue, principally due to the contribution of the lower margin and less capital intensive engineering works businesses in the Water division and the dilutive effect of certain recent acquisitions in the Waste division. Within the Energy and Transport divisions, growth in income was in line with the growth in revenue.

These indicators were also impacted during the first half of the year by the variation of foreign currencies against the euro and the increase in fuel prices.

With the exception of certain currencies in Central Europe, the first half of the year experienced a strong appreciation of the euro against other currencies. Due to the nature of the businesses of Veolia Environnement, both expenses and income are received and recorded in the local currency. The Company is therefore not commercially impacted by these fluctuations. However, the contribution of businesses within countries outside of the Euro-zone, converted for purposes of consolidation, are reduced due to the appreciation of the euro against the other main currencies, with the exception of those in Central Europe.

The net negative impact of foreign exchange on the operating cash flow was €49.3 million. The evolution of the US dollar (negative impact of €21.5 million) and the pound sterling (negative impact of €36.2 million) and certain Asian currencies against the euro had an aggregate negative impact of €65.5 million.

The net negative impact on operating income was €30 million. The evolution of the US dollar (negative impact of €10.9 million) and the pound sterling (negative impact of €26.1 million) and certain Asian currencies against the euro had an aggregate negative impact of €43.9 million.

In addition, despite the Company’s ability to recapture a significant portion of costs (with a delay), the increase in fuel prices (average price of the barrel moving from US$63.3 in the first half of 2007 to US$110.3 in the first half of 2008) negatively impacted operating income by approximately €36 million.

FINANCING COSTS

At June 30, 2008, the cost of net financial debt increased from €391.6 million at June 30, 2007 to €426.3 million at June 30, 2008. The higher cost of the net financial debt was mainly due to the increase in the average level of net financial debt.

The cost of borrowing was 5.41% during the first half of 2008 as compared with 5.49% for the full-year 2007 and 5.27% for the first half of 2007.

NET INCOME

The consolidated recurring net income of the Company reached €497.5 million at June 30, 2008 versus €481.9 million at June 30, 2007, an increase of 3.2%.

Net income increased to €500.5 million at June 30, 2008 versus €493.0 million at June 30, 2007.

The diluted net earnings per share of the Company was €1.09 at June 30, 2008 versus €1.21 at June 30, 2007, a decline of 10% after taking into account the dilution linked to the July 2007 capital increase.

INVESTMENTS

Veolia Environnement continued to pursue its development strategy, investing €1,861 million net of disposals in the first half of 2008.

Excluding maintenance capital expenditures and capital spending linked to the growth of existing contracts, the Company continued to pursue growth opportunities, proceeding with targeted investments of €819 for new projects, of which a significant part was represented by the acquisitions of the French company Bartin Recycling Group in the Waste management division and the Polish company Praterm in the Energy division, as well as industrial investments.

After these investments and after the payment of dividends, the net financial debt of the Company increased from €15.1 billion at December 31, 2007 to €16.3 billion at June 30, 2008.

The ratio of net financial debt to cash flow from operations plus cash generated from principal payments from operating financial assets was 3.4 x at June 30, 2008 as compared with 3.3 x at December 31, 2007 and 3.5 x at June 30, 2007.

ACTION PLAN AND OUTLOOK

2008 Trends

The first half of the year was marked by a challenging economic and financial environment and by the progressives increased contribution of acquisitions and projects completed in 2007 and in early 2008.

In view of the results reported in the first half of the year and within the current economic and monetary conditions, Veolia Environnement expects, at current exchange rates, revenue growth of more than 12% and growth in cash flow from operations of approximately 6% for the full year 2008.

2009 – 2010 Outlook

Within this context, Veolia Environnement has set an objective to improve the profitability and to achieve an after-tax Return on Capital Employed (ROCE) of 10% at the end of 2010 as compared with an expected ROCE of between 9% and 9.5% in 2008.

This objective is set against the following elements and actions:

•	The progression of organic growth and the improved contribution of recent acquisitions
•

The implementation of an accelerated and strengthened cost reduction plan with an objective of €400 million in total cost savings over two years (2009 – 2010), with a full year savings contribution in 2011

•	An asset rotation program aimed at disposing at least €1.5 billion in assets by the end of 2009, of which €1 billion in disposals are to be completed or committed before the end of 2008.
•	A heightened selectivity of investments (in the range of €5 billion euros in 2008 and €4.5 billion in 2009).
•

The evolution of the Company’s organization favoring a geographic approach to increase the shared activities and support services and the pooling of capabilities, with an objective of reducing costs and maximizing commercial and operational efficiencies.

Taking into account this outlook, Veolia Environnement currently expects an increase of 10% in its dividend per share payable in 2009 for the fiscal year 2008.

ANALYSIS BY DIVISION

Water

Veolia Water	At 6/30/2008 (€m)	At 6/30/2007 (€m)	% change 2008/2007	Of which internal growth	Of which external growth	Of which currency effect
Revenue	5,987.7	5,220.7	14.7%	12.8%	3.8%	-1.9%

Revenue

▪

In France, organic growth was 3.3%(1), supported by a wider offering of services and by growth in the engineering works business that offset the decline in volumes in production due to the weather conditions during the second quarter of 2008.

▪

Outside France, excluding Veolia Water Solutions & Technologies, revenue increased 19.0% (up 15.2% at constant consolidation scope and exchange rates) with a strong contribution from engineering works activities within the water concessions and from BOT (Build, Operate and Transfer) activities. In Europe, growth of 15.1% benefited from the new unregulated activities in the water business acquired in the United Kingdom and price increases in Central Europe as well as the conclusion of engineering works linked to the Brussels facility. Business was brisk in the Africa/Middle East region, increasing 22.7% at constant consolidation scope and exchange rates, mainly due to the increase of engineering works in the BOT contract for Oman Sûr and in Mauritania. In Asia-Pacific, robust growth of 36% at constant consolidation scope and exchange rates, was mainly driven by the start-up of new industrial and municipal contracts in China (Lanzhou, Haikou, etc.), by the increase in volumes and the expansion of the Shenzhen concession as well as significant volume of engineering works in Australia (the Gold Coast contract and the desalination contract in Sydney). In the United States, 5.6% growth at constant exchange rates was primarily due to the start-up of the Milwaukee contract and the good level of engineering works activities in Indianapolis.

▪

Veolia Water Solutions & Technologies, achieved revenue of €1,095.1 million, an increase of 29.5% at constant consolidation scope and exchange rates, largely due to strong, sustained growth in the “Design and Build” municipal and industrial business, in particular in the Middle East.

Income

▪

Operating cash flow in the Water division increased 4.3% (6.2% at constant exchange rates) to €904 million at June 30, 2008 versus €866.7 million at June 30, 2007. Operating income totaled €599.0 million for the first half of 2008 versus €576.1 million for the first half of 2007. Recurring operating income amounted to €597.0 million at June 30, 2008 versus €574.4 million at June 30, 2007 (up 5.8% at constant exchange rates).

In France, productivity improvement efforts, the development of new services and the good level of activity in the engineering works business drove growth in operating income despite a slight decline in volumes delivered.

Outside France, growth was fueled by the impact of the acquisition of unregulated activities in the United Kingdom, the increased contribution of the Braunschweig contract in Germany and more generally throughout Europe.

▪	The operating income margin, which declined from 11% at June 30, 2007 to 10% at June 30, 2008, was impacted in particular by the very rapid growth of the engineering and construction activities, which have a lower margin and are less capital intensive (Middle East, Australia, Asia).

(1) excluding foreign engineering works subsidiaries and establishments.

Environmental Services (Waste Management)

Veolia Environmental Services	At 6/30/2008 (€m)	At 6/30/2007 (€m)	% change 2008/2007	Of which internal growth	Of which external growth	Of which currency effect
Revenue	5,085.4	4,195.9	21.2%	8.5%	18.2%	-5.5%

Revenue

▪

In France, revenue increased 7.3% on a constant consolidation scope, driven by the good performance of the non-hazardous household and industrial waste management (new contracts in incineration) activities, as well as the paper sorting, recycling and trade business. The acquisition of Bartin Recycling Group, finalized in February 2008, brought total growth in France to 15.5%.

▪

Outside France, all geographical regions contributed to the 8.6% organic growth. Despite the economic slowdown, growth was strong in North America (up 10.8% at constant consolidation scope and exchange rates) due to the increase in prices in the solid waste activity that offset lower in volumes, the good performance of the hazardous waste and industrial services businesses in the United Kingdom (up 7% at constant consolidation scope and exchange rates), in particular due to the impact of new integrated contracts. In Asia, the development of recent contracts significantly contributed to the 19.8% organic growth in the region. Lastly, in the Pacific region, growth of 22.9% (up 17% at constant consolidation scope and exchange rates) resulted from a substantial increase in the waste collection and treatment business (residual waste landfills) and industrial services.

▪

External growth of 18.2% primarily reflected the acquisition of Sulo in Germany (consolidated since July 2, 2007) for a contribution to revenue of €523 million, VSA Tecnitalia (formerly TMT) in Italy for a contribution of €38 million, as well as the activities of Bartin Recycling Group in France (consolidated since February 2008) for a contribution of €136 million.

Income

▪

Operating cash flow in the Waste management division increased 5.5% (12% at constant exchange rates) to €714.9 million at June 30, 2008 versus €677.6 million at June 30, 2007. The growth in cash flow from operations benefited from the good contribution of the businesses in North America, the United Kingdom and in Asia-Pacific. The contribution from acquisitions in the Waste management division over the course of the past 12 months was €64.7 million, mainly due to the German acquisition. Nevertheless, this was lower than expected due to difficult conditions in industrial non-hazardous waste and due to the non-renewal of certain contracts within the DSD sector (packaged waste).

Operating income totaled €404.2 million in the first half of 2008 versus €389.1 million in the first half of 2007. Recurring operating income amounted to €404.8 million versus €389.1 million in the first half of 2007 (up 11.5% at constant exchange rates).

The increase in fuel prices negatively impacted operating income by approximately €15 million.
The negative impact of foreign exchange primarily concerned the negative impacts of the depreciation of the US dollar for €10.9 million and the pound sterling for €15.1 million.

Energy Services

Veolia Energy	At 6/30/2008 (€m)	At 6/30/2007 (€m)	% change 2008/2007	Of which internal growth	Of which external growth	Of which currency effect
Revenue	4,049.1	3,320.7	21.9%	13.4%	8.5%	0%

Revenue

▪

In France, revenue increased 15.5% at a constant consolidation scope led by the increase in energy prices, better weather conditions than in the first half of 2007 despite average temperatures during the 2008 winter remaining above their thirty-year average, and the good commercial growth recorded by specialization subsidiaries (particularly facilities).

▪

Outside France, total growth was 30.1%, including 10.6% at constant consolidation scope and exchange rates, due to the rise in energy prices and to better but contrasting weather conditions in the various geographic regions.

▪

External growth of 8.5%, mainly reflects the consolidation of the Thermal North America Inc. acquisition in the United States at the end of 2007, which contributed €172 million to revenue, as well as to a lesser extent, Praterm in Poland and smaller companies in Central and Southern Europe.

Income

▪

Operating cash flow for the Energy division increased 20.3% (16.8% at constant exchange rates) to €432.1 million compared with €359.1 million at June 30, 2007. This progression reflects the positive impact from energy prices, notably in Central Europe, and the impact of the acquisitions of Thermal North America, Inc. in the United States, Praterm in Poland as well as other acquisitions in Central Europe, within an environment of slightly more favorable weather conditions in 2008 as compared with 2007.

Operating income rose to €293.8 million in the first half of 2008 from €259.7 million in the first half of 2007. Recurring operating income increased 11.9% at constant exchange rates to €290.4 million at June 30, 2008, from €250.9 million at June 30, 2007. The contribution to income from the sale of surplus CO2 emission rights quotas in the first half of 2008 was limited and significantly lower than in the first half of 2007.

Transportation

Veolia Transport	At 6/30/2008 (€m)	At 6/30/2007 (€m)	% change 2008/2007	Of which internal growth	Of which external growth	Of which currency effect
Revenue	2,969.5	2,724.3	9.0%	8.7%	2.5%	-2.2%

Revenue

▪	In France revenue rose 6.7% at a constant consolidation scope, led by the ongoing increase in business in the urban and interurban networks.
▪

Outside France, revenue grew 10.2% (up 9.9% at constant consolidation scope and exchange rates), and reflected the full impact of the division’s developments in North America, in Germany (new contracts) as well as robust growth in Australia.

▪	External growth was 2.5%, primarily reflecting the acquisition of People Travel Group in Sweden in 2007.

Income

▪

Operating cash flow for the Transport division increased 12.5% (13.4% at constant exchange rates) to €145.7 million at June 30, 2008 versus €129.5 million at June 30, 2007. Operating income was €63.4 million in the first half of 2008 versus €73.3 million in the first half of 2007. Recurring operating income reached €62.6 million at June 30, 2008 versus €47.8 million at June 30, 2007 (an increase of 29.9% at constant exchange rates). The increase in fuel prices had a negative impact of approximately €21 million in the first half of 2008.

In France, the unfavorable impact due to the end of the reduction to social contribution costs was partly offset by the increase in business in the urban and interurban networks and the improvement in productivity.
Outside France, the cash flow from operations and operating income benefited from the significant recovery of operations following the renegotiation of certain contracts in Germany and the good contribution from Central European countries, the United States and Australia. The continued difficult operating conditions in the Netherlands are expected to improve in the second half of the year from the impact of contract renegotiations currently underway.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 630-371-2749

Press release also available on our web site: http://www.veolia-finance.com

Presentation of 2008 First half results

on Thursday, August 7, 2007 at 8:30 AM (CET)

To listen live, you can connect at

+33 1 70 99 42 76

or

+44 207 138 0823

A rebroadcast will be available from August 7 to August 14, 2008

Telephone number (France) +33 1 71 23 02 48

Telephone number (UK)          +44 207 806 1970

Telephone number (USA)      +1 718 354 1112

Code 3666549# (French version)

Code 4977038# (English version)

Appendix 1

CONSOLIDATED BALANCE SHEET

(in millions of euros)	At Dec. 31, 2007	At June 30, 2008
CONSOLIDATED BALANCE SHEET: ASSETS
Goodwill	6,913.2	7,190.9
Intangible assets linked to concessions	2,989.2	2,992.6
Other intangible assets	1,706.4	1,676.9
Tangible assets	9,203.2	9,460.5
Investments accounted for using the equity method	292.1	304.5
Non-consolidated investments	256.1	242.1
Long-term operating financial assets	5,272.4	5,236.4
Derivative instruments – Assets	123.7	187.7
A – Of which revaluation of treasury instruments	-	5.9
Other long-term financial assets	746.0	896.8
Deferred tax – Asset	1,468.1	1,490.9
Non-current assets	28,970.4	29,679.3
Inventories and work in progress	839.4	1,039.2
Accounts receivable	12,459.4	12,873.8
Short-term operating financial assets	355.2	399.9
Other short-term financial receivables	330.0	292.1
Derivative instruments – Assets	114.4	64.0
B – Cash and cash equivalents	3,115.6	2,771.5
Current assets	17,214.0	17,440.5
Assets from discontinued operations	122.5	6.2
TOTAL ASSETS	46,306.9	47,126.0
CONSOLIDATED BALANCE SHEET: LIABILITIES
Share capital	2,358.8	2,362.7
Additional paid-in capital	9,179.5	9,196.9
Retained earnings	(4,853.3)	(4,666.1)
Net income	927.9	500.5
Equity before minority interests	7,612.9	7,394.0
Minority interests	2,577.8	2,494.4
Shareholders’ equity	10,190.7	9,888.4
Non-current provisions	2,138.9	2,189.5
C – Long-term financial debt	13,948.0	15,498.5
Derivative instruments - Liabilities	163.8	290.8
D – Of which revaluation of treasury instruments	-	218.6
Deferred tax – Liability	1,794.7	1,846.5
Non-current liabilities	18,045.4	19,825.3
Accounts payable	12,944.8	13,142.3
Current provisions	825.7	826.4
E – Short-term financial debt	3,805.0	2,694.2
Derivative instruments - Liabilities	34.0	46.2
F – Of which revaluation of treasury instruments	27.7	-
G - Bank overdrafts	459.4	698.5
Current liabilities	18,068.9	17,407.6
Liabilities from discontinued operations	1.9	4.7
TOTAL LIABILITIES	46,306.9	47,126.0

Net financial debt = C+D+E+F+G-A-B

Appendix 2

CONSOLIDATED INCOME STATEMENT

(in millions of euros)	At June 30, 2007	At June 30, 2008
Revenue from ordinary activities	15,461.6	18,091.7
Of which revenue from operating financial assets	174.5	181.4
Costs of sales	(12,671.6)	(14,976.5)
Selling costs	(248.2)	(318.2)
General and administrative costs	(1,280.7)	(1,503.6)
Other operating costs and income	10.7	12.3
Operating income	1,271.8	1,305.7
Cost of net financial debt	(391.6)	(426.3)
Other financial income and expenses	(11.3)	(9.4)
Corporate income tax	(235.0)	(226.5)
Share of net income of associates	10.7	9.0
Net income before earnings from discontinued operations and minority interests	644.6	652.5
Net income from discontinued operations	(8.2)	(1.8)
Net income before minority interests	636.4	650.7
Minority interests	143.4	150.2
Net income	493.0	500.5

Net income per share attributable to equity holders of the parent (€)
Diluted	1.21	1.09
Non-diluted	1.22	1.09

Net income per share from continuing activities attributable to equity holders of the parent (€)
Diluted	1.23	1.09
Non-diluted	1.24	1.10

Number non-diluted shares of outstanding at June 30, 2008: 457.2 million versus 404.0 million (398.7 million before the adjustment for the July 2007 capital increase) at June 30, 2007.

Number diluted shares of outstanding at June 30, 2008: 460.6 million versus 408.7 million at June 30, 2007.

Appendix 3

CONSOLIDATED CASH FLOW STATEMENT

(in millions of euros)	At June 30, 2007	At June 30, 2008
Net income (attributable to equity holders of the parent)	493.0	500.5
Share of minority interests	143.4	150.2
Operating depreciation, amortization, provisions & impairment losses	836.2	917.3
Financial amortization & impairment losses	6.9	2.9
Capital gains/losses on disposals and dilution	(68.3)	(39.3)
Earnings of affiliates	(10.7)	(9.0)
Dividends received	(6.5)	(6.5)
Cost of net financial debt	391.6	426.3
Taxes	235.0	226.5
Other (including IFRS2)	(11.3)	(5.7)
Operating cash flow before changes in working capital	2,009.3	2,163.2
Change in working capital requirements	(245.7)	(249.1)
Tax paid	(140.4)	(168.0)
Cash flow provided by operating activities	1,623.2	1,746.1
Industrial investments of disposals of industrial assets	(1,193.6)	(1,235.9)
Proceeds on disposals of intangible assets and property, plant and equipment	110.4	196.6
Financial investments	(276.9)	(542.3)
Proceeds from sale of financial assets	65.1	46.7
Operating financial assets:
New operating financial assets	(151.6)	(203.0)
Principal payments on operating financial assets	176.2	193.7
Dividends received	9.3	9.4
Disbursements on long-term loans interest-bearing notes	(27.6)	(133.2)
Payments on long-term loans interest-bearing notes receivables	25.1	18.9
Change in short-term financial receivables	(10.5)	7.9
Cash flow provided by investing activities	(1,274.1)	(1,641.2)
Change in short-term financial debt	346.8	(1,571.9)
New loans and other long-term debt	1,078.3	2,310.9
Repayment of loans and other long-term debt	(212.5)	(141.7)
Change in capital	102.0	(102.5)
(Purchase)/proceeds of treasury shares	16.8	(1.8)
Dividends paid	(502.1)	(726.9)
Interest paid	(388.4)	(472.0)
Cash flow provided by financing activities	440.9	(705.9)
Opening cash and cash equivalents position	2,202.0	2,656.2
Currency effects and miscellaneous	12.2	17.8
Closing cash and cash equivalents position	3,004.2	2,073.0
Cash and cash equivalents	3,688.5	2,771.5
Cash liabilities	684.3	698.5
Closing cash and cash equivalents position	3,004.2	2,073.0

Appendix 4

FROM RECURRING OPERATING INCOME TO OPERATING INCOME

(in millions of euros)	At June 30, 2007	At June 30, 2008
Recurring operating income	1,235.8	1,300.1
Goodwill/badwill & other	36.0	5.6
Operating income	1,271.8	1,305.7

FROM RECURRING NET INCOME TO NET INCOME

(in millions of euros)	At June 30, 2007	At June 30, 2008
Recurring net income (attributable to equity holders of the parent)	481.9	497.5
Income from discontinued operations	(8.2)	(1.8)
Other	19.3	4.8
Net income (attributable to equity holders of the parent)	493.0	500.5

Appendix 5

CHANGE IN NET FINANCIAL DEBT

(in millions of euros)	At June 30, 2007	At June 30, 2008
Net financial debt at opening	(14,675)	(15,125)
Cash flow from operations	2,009	2,163
Tax paid	(140)	(168)
Interest paid	(320)	(369)
Maintenance and growth capital expenditures on existing contract	(1,271)	(1,497)
Principal payments on operating financial assets	176	194
Change in operating working capital requirements	(246)	(249)
Proceeds on disposals of industrial assets and miscellaneous	181	261
Other	24	(117)
Free cash flow before new projects	413	218
New projects	(444)	(819)
Capital increase	104	21
Dividends paid	(501)	(726)
Change in other financial receivables	(13)	(106)
Other changes (o/w exchange rates)	(84)	(205)
Closing net financial debt	(15,200)	(16,332)

Appendix 6

Glossary

IFRIC	International Financial Reporting Interpretation Committee:

Revenue	Revenue from ordinary activities

Recurring net income

Recurring net income corresponds to the recurring part of operating income, cost of net financial debt, other financial income and expenses, the share of net income of associates, and minority interests and incomes tax on recurring income

Free cash flow before new projects

Cash flow from operations – tax and interest paid +/- change in WCR - maintenance and growth capital expenditures on existing contracts, net of disposals + principal payments on operating financial assets + dividends received + capital increase outside Veolia Environnement

Operating financial assets	Interest-bearing notes receivables of industrial and municipal clients within the framework of the IFRIC4 interpretation and the draft IFRIC12 interpretation

IFRIC4 Interpretation	An interpretation aimed at detecting lease contracts in service contracts and ultimately identifying finance leasing contracts

Cash flow from operations (EBITDA)	Cash flow from operations before tax and interest expense as defined by the CNC recommendation dated October 27, 2004

Cost of net financial debt	It represents the cost of gross financial debt, including related income/expenses from interest rate and currency hedging, reduced by the net cash and cash equivalents position

Net financial debt	Net financial debt = C+D+E+F+G-A-B (cf. consolidated balance sheet – Appendix 1)

Income from discontinued operations	This consists of all net income or expense net of tax related to operations sold or being sold, in compliance with IFRS 5.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2008

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary